10/18

04045731

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Starex Mining Corp.

*CURRENT ADDRESS

PROCESSED
NOV 01 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3255 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dw

DAT : 10/26/04

82-3155

ARLS
12-31-03

STARREX MINING CORPORATION LTD.

ANNUAL REPORT
2003

Corporate Organization
Incorporated under the
Canada Business Corporation Act
on 12 October 1982

Executive Office
Suite 1240
70 York Street
Toronto, Ontario, Canada M5J 1S9
(416) 368-4440/ Fax (416) 865-1382

Directors
S.Donald Moore; Toronto, Ontario
John A. Murphy; Scarborough, Ontario
Neil Gough; Burlington, Ontario
Michael Burns; Markham, Ontario

Officers
S. Donald Moore; President
John A. Murphy; Secretary-Treasurer

Banking
The Royal Bank of Canada and
The Toronto-Dominion Bank
Main Branches, Toronto, Ontario, Canada

Stock Exchange Listing
TSX Venture Exchange
(Symbol- STX)

U.S. SEC Exemption File
Rule 12g3-2(b); File No 82-3755 (Symbol - STXMF)

Transfer Agent
Computershare Trust Company of Canada
100 University Avenue
Toronto, Ontario, Canada M5J 2Y1

Auditor
Roman W. Gic, C.A.
Chartered Accountant
2 Jane Street; Suite 503
Toronto, Ontario, Canada M6S 4W3

Legal Counsel
Kutkevicius & Kirsh, LLP
67 Yonge Street
Toronto, Ontario, Canada M5E 1J8

Capitalization
Authorized: Unlimited
Issued: 3,429,566 Common Shares (@31 March 2004)

Annual General Meeting of Shareholders
Scheduled to be held in the Executive Boardroom,
TSX Conference Centre, 130 King Street West,
Toronto, Ontario, Canada, on Monday,
the 30th day of August 2004 at the hour of 4:00 p.m. (EDST).

Notice
The contents of this 2003 Annual Report to Shareholders are intended to inform current Shareholders about the Company and its assets and operations. It is not to be construed as an offer of sale or a solicitation of an offer to buy securities unless preceded or accompanied by a current Prospectus which will contain further information concerning the Company, and on any current public offering of its securities.

Annual Report and Management's Discussion and Analysis of Financial Condition and Operations

The following discussion and analysis of the Starrex assets, financial condition and operations should be read in conjunction with the accompanying audited Financial Statements for the year ended 31 December 2003 -- and the unaudited Financial Statements for the three months ended 31 March 2004. Related notes and statements contained in this Annual Report, including the "Forward-Looking Statements" disclaimer herewith, are also relevant to this discussion and analysis.

Forward-Looking Statement -- The accompanying Annual Report contains forward-looking statements which reflect Management's best judgment on the Company's operating plans and business prospects based on factors currently known but which may involve significant risks and uncertainties. Actual results attained could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, risks and uncertainties which cannot presently be determined but may be due to changes, without limitation, in economic conditions in the Company's business sector and in the financial markets, or as otherwise due to the unforeseeable effects of litigation, new legislation, and other judicial, regulatory, political, environmental and competitive developments in sectors in which the Company operates or in which the Company is considering operations.

Significant Current Events and Status

Financial Condition

During the current year under review, the Company's current asset and current liability positions remained substantially unchanged from the earlier year. The market trading value of our equity investment position improved considerably in late 2003 and during the 2004 year to date.

The Company maintains its meaningful direct equity stake in InterStar Group Inc. -- an aggregate of 1,168,970 InterStar shares -- equivalent to about one-third InterStar share for each Starrex share. Based on recent market trading prices for InterStar shares, the valuation of this interest is a significant percentage of the current market valuation of Starrex shares. Management considers it feasible that the InterStar share position will be distributed *pro rata* to Starrex shareholders in the event of a future change in control of the Company.

Investment Position

InterStar maintains its exclusive ownership position in the large, high grade Tambao (Burkina Faso; French West Africa) manganese mine, now in a care and maintenance status awaiting lower energy costs -- and has recently diversified by way of acquiring the 100% equity ownership of a well established, operating medical device development firm -- Theralase, Inc. of Markham, Ontario. Your Management considers that, by virtue of the substantial InterStar holding, our shareholders are offered an interesting upside potential over the medium to longer term as and when several Theralase proprietary developments advance to commerciality.

Theralase is developing its proprietary laser technology for direct operating roles in three broad, distinct healthcare applications and markets; namely -- first, the longer established pain management and therapy field -- second, the rapidly expanding wound healing and bone fracture restoration sectors -- and thirdly, a highly innovative cancer therapy advance employing proprietary, controlled photo-dynamic energy to destroy tumours that are targetted with special patented mixed-metal complexes.

The healthcare market success of Theralase will also be driven by the inevitable progression of the developed world's demographics. People are living longer -- long enough to become afflicted by aches and pains in all the body joints, along with soft tissue and cartilage deterioration.

By virtue of the distribution of the major Starrex position in InterStar under last year's Plan of Arrangement, our shareholders now hold material direct and indirect equity positions in InterStar/Theralase -- a promising biotech industry participant.

Nominal Starrex Share Valuation

Based on the approximately 3.43-million common shares of Starrex currently outstanding, each Starrex common share has a nominal value, practically all in cash and marketable securities (based on current market trading prices), estimated at about 50 cents per share -- not including valuations attributable to our seasoned and widely distributed shareholder base.

Company Overview

The Company's common shares are listed for trading on the TSX Venture Exchange (Symbol:STX). The Company's asset position is comprised of primarily cash maintained in short term investment accounts and in equity positions in other active companies, both related and unrelated. The Company is investigating resource and industrial businesses that could employ its free cash assets and which can provide reasonable prospects for medium to longer term upside potential.

Selected Audit Information

The audited Financial Statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (CGAAP), and all amounts and currencies, as reported elsewhere in this discussion and analysis, are stated in Canadian dollars, unless otherwise specified.

Segmented Information

The statements and discussions herein are to be understood as being limited to one reportable operating segment which, for the purposes of this discussion and analysis, is limited to resource exploration and development opportunities which will be presented without their differentiation as to geographic areas or locations until and unless more substantial expenditures or investments are required to advance a major project or projects in which the Company may become involved in the future. In future reports, the Company's Theralase interest may be considered a separate reportable operating segment.

Overview of Performance

During the period under review (the fiscal year ending 31 December 2003, and subsequently, where material) the Company substantially maintained intact its working and operating capital asset position, largely in cash, short term financial instruments and other cash-equivalent deposits and securities. Operating expenses during the period under review comprised largely general and administrative costs with minimal impact on the Company's ongoing cash position. The investments in marketable securities remained largely unchanged, while otherwise reflecting a substantial increase in their current quoted market trading value, primarily, but not exclusively, attributable to the Company's InterStar common share holding.

Accounting Policies

The Company maintained its long standing accounting policies employing Canadian GAAP, consistently applied, with all amounts stated in Canadian dollars. The ongoing significant accounting policies are more particularly described in the audited Financial Statements for the year ending 31 December 2003 (which accompany this discussion and analysis).

Financial Results of Operations

Investment income returns remained modest due to the continuing low market interest rate environment, increasing slightly from $24,383 the earlier year to $28,054 during the period under review. No other material transactions involving the Company's equity investment positions were recorded.

Aggregate income primarily comprised the said modest investment income. Operating expenses declined to $70,514, from $134,199 the prior year which reflected the costs of the Plan of Arrangement resulting in the tax-free distribution of most of the Company's substantial InterStar holdings. After special and non-recurring items that may have been applicable for both years, reportable net losses totaled $25,488 for the 2003 fiscal year, compared with a loss of $928,296 for the prior year (a non-cash book transaction deriving from the Plan of Arrangement). Reported per share loss for the 2003 fiscal year was $0.0074 per share -- compared with a loss of $0.2707 cents per share for the 2002 fiscal year.

Assets (other than Cash and Equivalents)

The Company's equity investment position remained unchanged during the period under review, comprising 1,169,000 common shares (4.3% holding) in InterStar Group Inc. and a modest equity and share purchase warrant position in Golden Band Resources Inc. which acquired the Company's remaining interest in the Star Lake (Sask.) mining property for 116,109 common shares and 29,027 warrants. The equity positions are held in reporting issuer companies which are listed and trade on the TSX Venture Exchange.

Liquidity and Capital Resources

At the end of the period under review, current assets aggregated $1,021,219, compared with $1,040,484 recorded at the earlier year-end. Current liabilities at the year-end totaled $258,088, compared with $255,042 at the end of the year earlier period. At the 2003 year-end, the book value of long term investments was $84,461, which had a quoted market value of over $460,000 -- and approximately $800,000 at the date of this discussion and analysis.

Share Capital Analysis

At the date of this discussion and analysis, the Company's share capital consisted exclusively of 3,429,566 common shares, unchanged from the prior year. No dilutive securities of any kind are currently outstanding or committed for issue, including, without limitation, senior, convertible or debt securities, or share purchase warrants or options on Company shares.

Use of Financial Instruments

The Company has not entered into or acquired any conventional or other form of financial instruments designed to minimize its investment risk, currency fluctuations or commodity risks. No off-balance sheet financial arrangements of any nature have been established, nor are there any pending proposals to do so.

Transactions with Related Parties

The Company has entered into nominal related party transactions dealing exclusively with payments for professional and management fees for essential corporate services rendered by the Company's President and Secretary-Treasurer, respectively (who are also considered the Company's Chief Executive Officer and Chief Financial Officer, respectively). Such fees are paid on an annual basis and are more particularly described in the Notes to the audited Financial Statements for the year ending 31 December 2003 (appended to, and forming part of, this Annual Report).

The company also remunerates its Directors by way of payments of $250.00 for each Directors' meeting attended in person by such Directors, or by way of telephone conference calls participated in by such Directors. The Company reimburses out-of-pocket expenses incurred by each Director in connection with their attendance at such meetings, or otherwise in furtherance of their duties and responsibilities as Directors.

No Director or corporate officer is currently indebted to the Company nor has any Director or corporate officer been indebted to the Company during the 2003 fiscal year, or during the 2004 fiscal year to date. The Company is not informed as to any current intentions of any Director to become indebted to the Company for any reason.

Regulatory, Environmental and Other Risk Factors

The Company is currently not directly engaged in active field mining exploration and development operations which may make it subject to various laws and regulations, including, without limitation, to environmental and health and safety matters in any jurisdiction, or to political risks which are outside the company's control. When the Company becomes directly and actively engaged in such field operations, it intends to commit to programs and policies of environmental protection on all of its operating sites in accordance with the subsisting and governing national and international codes and standards. Current mining operations in which the Company holds an indirect interest are operated by other companies which the Company considers are professional, competent and fully comply with the relevant regulatory and environmental requirements.

Outlook and Prospective

The Company regularly receives and reviews project investment proposals in the resource and industrial sectors. Preliminary or advanced due diligence investigations are conducted as deemed appropriate for the individual investment and business proposal offered. Most investment-type proposals are rejected on valuation questions, even if the project involved is deemed meritorious in the first instance. Basic criteria reviewed by your Management concentrates on the capability and integrity of the management of the business project offered, combined with the tangible upside potential that may be evident in the business plan presented.

Your Management remains of the view that the Company's substantial free cash and cash-equivalent assets, combined with our very modest share equity capitalization and widespread North American shareholder distribution base, can and will be enhanced by way of a business acquisition or M&A transaction that is economically feasible over the longer term, and which indicates reasonably prospective medium to long term upside potential. Your Management also concentrates on the target business's long term commitment to their industry, and tangible evidence that their management and control persons will continue to maintain material financial exposure to its success.

On Behalf of the Board:
per: S. Donald Moore, President
30 June 2004

Management's Responsibility for Financial Statements and Reporting

The accompanying Financial Statements of Starrex Mining Corporation Ltd.(the "Company") and the information in this Annual Report are the responsibility of Management and are prepared in accordance with generally accepted accounting principles, consistently applied, that are considered to be the most appropriate in the circumstances.

The Company's accounting procedures and related systems of internal control are designed to provide reasonable assurance that its assets are appropriately accounted for, are adequately safeguarded and that its financial records are reliable, complete and accurate, all in a cost-effective manner.

Management is satisfied that these Financial Statements have been prepared accordingly and within reasonable limits of materialty, which include certain amounts that are based on estimates and judgments. Further, Management is satisfied that the financial information throughout the balance of this Annual Report is consistent with the information presented in the audited Financial Statements.

The independent external Auditor was appointed by Management, as described in the accompanying Management Information Circular. The external Auditor will be considered for re-appointment and engagement at the next Annual Meeting. The external Auditor has examined the Financial Statements of the Company for the years ended December 31, 2002 and 2003 and the Auditor's Report and opinion thereon is expressed herewith.

The independent Auditor, Roman W. Gic, Chartered Accountant, has audited the Financial Statements presented herein in accordance with generally accepted auditing standards on behalf of the Shareholders. Management has ensured that the Auditors has had full and free access to the Company's books of account and all financial records.

DATED this 30th day of June 2004.

Signed by:	Signed by:
"S. Donald Moore"	"John A. Murphy"
President	Secretary-Treasurer

R.W.Gic B.Math. (Hon), C.A.
CHARTERED ACCOUNTANT

AUDITORS' REPORT

To the Shareholders of
Starrex Mining Corporation Ltd.

I have audited the balance sheet of Starrex Mining Corporation Ltd. as at December 31, 2003 and the statement of operations and deficit and of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a best basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountant

Toronto, Ontario
May 7, 2004

2 Jane Street, Suite 503, Toronto, Ontario M6S 4W3 Tel: (416) 762-8113 Fax: (416) 762-8494

STARREX MINING CORPORATION LTD.

TABLE OF CONTENTS

DECEMBER 31, 2003

STARREX MINING CORPORATION LTD.

(Incorporated under the Canada Business Corporations Act)

BALANCE SHEET

DECEMBER 31, 2003

	2003 $	2002 $
ASSETS		
CURRENT		
Cash	1,020,872	40,984
Short-term investments (quoted market value: 2002 - $990,450)	-	999,450
Other receivables	347	50
	1,021,219	1,040,484
INVESTMENTS (Note 2)	84,461	87,494
CAPITAL ASSETS		
Office equipment, net (Note 3)	576	720
	1,106,256	1,128,698
LIABILITIES		
CURRENT		
Accounts payable	258,088	255,042
SHAREHOLDERS' EQUITY		
CAPITAL STOCK		
Authorized		
Unlimited number of common shares		
Issued and outstanding		
3,429,566 common shares	1,203,723	1,203,723
DEFICIT	(355,555)	(330,067)
	848,168	873,656
	1,106,256	1,128,698

APPROVED BY THE BOARD

Signed:

"S. Donald Moore" Director

Signed:

"John A.Murphy" Director

STARREX MINING CORPORATION LTD.

STATEMENT OF OPERATIONS AND DEFICIT

FOR THE YEAR ENDED DECEMBER 31, 2003

	2003 $	2002 $
INCOME		
Investment income	28,054	24,383
EXPENSES		
Administrative (Note 4)	70,514	134,199
Depreciation	144	181
	70,658	134,380
LOSS BEFORE UNDERNOTED ITEMS	(42,604)	(109,997)
GAIN ON INVESTMENTS	-	25,544
WRITE-DOWN OF INVESTMENT (Note 2)	(3,033)	(850,905)
SHARE OF LOSS OF AFFILIATED COMPANY	-	(16,030)
LOSS BEFORE INCOME TAXES	(45,637)	(951,388)
RECOVERY OF INCOME TAXES (Note 5)	20,149	23,092
NET LOSS	(25,488)	(928,296)
DEFICIT, BEGINNING OF THE YEAR	(330,067)	598,229
DEFICIT, END OF THE YEAR	(355,555)	(330,067)
BASIC LOSS PER SHARE (Note 6)	$ (0.0074)	$ (0.2707)

STARREX MINING CORPORATION LTD.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

	2003 $	2002 $
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES		
OPERATING		
Loss for the year	(25,488)	(928,296)
Items not affecting cash		
Depreciation	144	181
Share of loss of affiliated company	-	16,030
Write-down of investment	3,033	850,905
	(22,311)	(61,180)
Changes in non-cash working capital items		
Other receivables	(297)	-
Accounts payable and accrued liabilities	3,046	16,080
	(19,562)	(45,100)
INVESTING		
Short-term investments	999,450	98,075
Acquisition of investments	-	(25,544)
	999,450	72,531
INCREASE IN CASH	979,888	27,431
CASH, BEGINNING OF THE YEAR	40,984	13,553
CASH, END OF THE YEAR	1,020,872	40,984
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash received from interest	28,603	25,208
Reduction in paid-up capital through distribution of investments	-	685,913

1. SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all amounts are stated in Canadian dollars.

Short-term investments

Short-term investments are recorded at the lower of cost and market and include highly-liquid assets held for investing purposes rather than for the purpose of meeting short-term cash commitments.

Investments

Investments are accounted for using the equity method when the Company exercises significant influence over the investee. Long-term investments in companies where the Company does not exercise significant influence are carried at cost and are written down when there has been a loss in value which is other than temporary.

Capital assets

Capital assets are recorded at cost and depreciated on the declining-balance basis at an annual rate of 20% for office equipment.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during reporting periods. Actual results could differ from these estimates.

Financial instruments

The carrying value of cash, short-term investments, other receivables and accounts payable and accrued liabilities in the balance sheet approximate their respective fair values reflecting their short-term maturities.

The Company does not enter into any derivative financial instruments arrangements for hedging and speculative purposes.

2. INVESTMENTS

	2003 $	2002 $
InterStar Group Inc. ("InterStar"), equity method (quoted market value: 2003 - $461,755; 2002 - $70,140)	58,450	58,450
Golden Bank Resources	25,544	25,544
ZTEST Electronics Inc., cost method	467	3,500
	84,461	87,494

At December 31, 2003 the Company owns 1,169,000 shares in InterStar, of which 701,400 (2002-1,402,800) shares are held in escrow. The Company is restricted from trading or disposing of these shares until they have been released from escrow. Effective for 2003 the Company is carrying its investment in InterStar at cost based on its value as at December 31, 2002 as the Company no longer has significant influence over InterStar due to InterStar's issue of additional share capital to third parties.

Through an assignment of the Company's interest in StarLake property the Company acquired 116,109 shares of Golden Band Resources Inc. in November 2002 for no monetary consideration. The Company was also given 29,027 warrants for Golden Bank Resources Inc. Each warrant is convertible into one common share at a price of $0.20 on or before November 13, 2004, and at a price of $0.30 on or before November 3, 2005 and $0.30 in the third year.

During 2003, the 4,667 common shares in ZTEST were written down by $3,033 due to a permanent decline in value.

Pursuant to a director resolution dated May 22, 2002, the Company reduced the shareholders paid-up capital by distributing $13,718,264 of its common shares of Interstar Group Inc. to its shareholders on the basis of four InterStar shares for every Starrex share owned. This reduction in paid-up capital resulted in a decrease in the Company's share capital of $685,913. Prior to the transaction, the Company's investment in Interstar was written down by $850,905 due to a permanent decline in value.

3. CAPITAL ASSETS

	2003			2002
	Cost $	Accumulated Depreciation $	Net Book Value $	Net Book Value $
Office equipment	13,124	12,548	476	720

STARREX MINING CORPORATION LTD.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2003

4. RELATED PARTY TRANSACTIONS

The Company incurred expenses of $15,000 in 2003 (2002 - $16,264) to Secorp Limited, a corporation controlled by a director and officer of the Company, for accounting, administrative and secretarial services rendered. At December 31, 2003, the amount of $15,000 (2002 - $16,050) was payable by the Company.

The Company paid $15,000 in management fees in 2003 (2002 - $10,000) to the President for services provided to the Company.

5. INCOME TAXES

The provision for income taxes is at an effective tax rate which differs from the basic corporate tax rate for the following reasons:

	2003 $	2002 $
Taxable (loss) income before share of loss of affiliated company	(45,637)	(935,358)
Combined basic Canadian federal and provincial income tax rates	40.74%	43.12%
(Recovery of) provision for income taxes based on above rates	(18,593)	(403,326)
Increase (decrease) resulting from:		
Non-recognition of losses	18,593	403,326
Other	(20,149)	(23,092)
	(20,149)	(23,092)

As at December 31, 2003 the Company has temporary differences relating primarily to its long-term investments that would result in a future tax asset of approximately $39,000 (2002 - $43,000). The Company also has non-capital losses of approximately $80,000 and net capital losses of approximately $1,150,000. No benefit has been recognized with respect to these temporary differences.

6. LOSS PER SHARE

Loss per share has been calculated based on the weighted average number of common shares outstanding during 2003 and 2002 of 3,429,566.

7. COMPARATIVE FIGURES FOR PRIOR YEARS

Figures for 2002 have been audited by another auditor.

STARREX MINING CORPORATION LIMITED

Balance Sheets as at March 31, 2004 and December 31, 2003
(Prepared from Company Records)
Unaudited

	Unaudited March 31, 2004	Audited December 31, 2003
ASSETS		
Current		
Cash	$ 21,922	$1,020,872
Short-term investments(quoted market value $998,850)	998,850	- 0 -
Other receivable	347	347
	1,021,119	1,021,219
INVESTMENTS	84,461	84,461
CAPITAL ASSETS		
Office Equipment, net	547	576
	$ 1,106,127	$1,106,256
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 272,525	$ 258,088
SHAREHOLDERS' EQUITY		
CAPITAL STOCK		
Authorized		
unlimited number of common shares		
ISSUED AND OUTSTANDING		
3,429,566 common shares	1,203,723	1,203,723
Deficit Account	(370,121)	(355,555)
	833,602	848,168
	$ 1,106,127	$1,106,256

Responsibility for Financial Statements

The accompanying unaudited financial statements for STARREX MINING CORPORATION LTD. have been prepared by Management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the December 31, 2003, audited financial statements. These statements have been presented on the accrual basis of accounting. Management is satisfied that these financial statements have been presented fairly.

(Signed) "S. D. Moore"
Director

(Signed) "J.A. Murphy"
Director

STARRREX MINING CORPORATION LTD.

Statements of Operations and Deficit
For the Three Months Ended March 31, 2004
(With comparative figures for the period March 31, 2003)
(Prepared from the Company Records)
Unaudited

	March 31, 2004	March 31, 2003
INCOME		
Investment income	$ 5,583	$ 6,483
EXPENSES		
Administrative	20,120	23,465
Interest charges	- 0 -	568
Depreciation	29	36
	20,149	24,069
Loss for the Period	14,566	17,586
Deficit, beginning of the Period	355,555	330,067
Deficit, end of the Period	$ 370,121	$ 347,653
Loss per share	$ 0.0043	$ 0.0051

STARREX MINING CORPORATION LTD.

Statement of Cash Flows
For the Three Months ended March 31, 2004
(With comparative figures for the period March 31, 2003)
(Prepared from the Company Records)
Unaudited

	March 31, 2004	March 31, 2003
Net (Outflow) Inflow of cash related to the following activities		
OPERATING		
Net Loss for the Period	($ 14,566)	($ 17,586)
Items not affecting cash		
Depreciation	29	36
	(14,537)	(17,550)
Changes in non-cash operating working capital items		
Accounts payable and accrued liabilities	14,437	9,265
Financing	- 0 -	- 0 -
Investing		
Short-term investments	(998,850)	5,170
Decrease in cash	(998,950)	(3,115)
Cash, beginning of Period	1,020,872	40,984
Cash, end of Period	$ 21,922	$ 37,869
Supplemental Disclosure of Cash Flow information		
Cash received from interest	$ 5,583	$ 6,483
Cash interest paid	$ - 0 -	$ 568

STARREX MINING CORPORATION LTD.
Notes to Financial Statement – March 31, 2004
Unaudited

(1) Accounting Policies. The Management of STARREX MINING CORPORATION LTD.(the "Company") has prepared these unaudited financial statements for the Three Months ended March 31, 2004 in accordance with Canadian generally accepted accounting principles. These financial statements should be read in conjunction with the audited December 31, 2003 financial statements.
(2) These unaudited interim financial statements follow the same accounting policies as the December 31, 2003 audited financial statements.
(3) As at March 31, 2004, there were 3,429,566 common shares issued and outstanding (March 31, 2003 – 3,429,566 common shares.)
(4) Certain comparative figures for the period may have been reclassified to the current Period's presentation.

STARREX MINING CORPORATION LTD

Notice of
Annual General Meeting of Shareholders

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of Starrex Mining Corporation Ltd. (the "Corporation") will be held 30 August 2004 at 4:00 pm (Toronto time) in the Executive Boardroom, TSX Convention Centre, 130 King Street West, Toronto, Canada, for the purposes of:

(a) electing Directors of the Corporation for the ensuing year; and

(b) appointing the auditor of the Corporation for the ensuing year and authorizing the Directors to fix the remuneration to be paid to the auditor; and

(c) receiving and considering the audited financial statements for the fiscal year ended December 31, 2003 and the report of the auditor thereon; and

(d) transacting such other business as may properly come before the Meeting.

Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the accompanying Instrument of Proxy, in accordance with the instructions contained in the accompanying Information Circular, to the offices of the Corporation at Suite 1240, 70 York Street, Toronto, Ontario M5J 1S9, not less than 24 hours before the time fixed for holding the Meeting, or any adjournment thereof, or to the Chairman of the Meeting immediately prior to the commencement of the Meeting, or any adjournment thereof.

DATED at Toronto, Ontario this 30th day of June 2004:

BY ORDER OF THE BOARD OF DIRECTORS:

Signed by:

"S. Donald Moore"

President

Starrex Mining Corporation Ltd.

MANAGEMENT'S INFORMATION CIRCULAR
(as of 30 June 2004)

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
to be held Monday, 30 August 2004

MANAGEMENT SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation by the Management of Starrex Mining Corporation Ltd. (the "Corporation") of proxies to be used at the Annual General Meeting (the "Meeting") of the Shareholders (the "Shareholders") of the Corporation to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and in this Information Circular. Solicitation of proxies will be primarily by mail, but may also be by telephone, telegraph or oral communication by and from the Directors, officers and regular employees of the Corporation. The cost of the solicitation of proxies will be borne by the Corporation.

Appointment and Revocation of Proxies

The persons named in the enclosed Instrument of Proxy are officers and/or Directors of the Corporation. **A Shareholder has the right to appoint some other person (who need not be a Shareholder) to represent such Shareholder at the Meeting other than the persons designated in the accompanying Instrument of Proxy.** To exercise this right, a Shareholder should insert the name of the desired person in the blank space provided in the Instrument of Proxy or should complete another Instrument of Proxy. An Instrument of Proxy will not be valid unless it is deposited at the Corporation's offices at Suite 1240, 70 York Street, Toronto, Ontario M5J 1S9, or at the offices of Computershare Trust Company of Canada, ("Computershare"), Proxy Department, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than twenty-four (24) hours (excepting Saturdays, Sundays and holidays) before the time of the Meeting, or any adjournment thereof. A failure to deposit the proxy shall result in its invalidation.

A Shareholder who has submitted an Instrument of Proxy may revoke it by instrument in writing assigned by the Shareholder, or by an authorized attorney, or, if the Shareholder is a corporation, by a duly authorized officer, and deposited either at the offices of the Corporation, or of Computershare, as above noted, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the Instrument of Proxy is to be used, or with the Chairman of the Meeting on the day of such Meeting or adjournment thereof, or in any other manner permitted by law. In addition, an Instrument of Proxy may be revoked by the Shareholder, if a corporation, by a representative attending at the Meeting and voting such securities.

Exercise of Discretion by Proxies

The persons named in the accompanying Instrument of Proxy will vote the shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them. **In the absence of such direction, such shares will be voted in favour of: (i) the election of Directors; and (ii) the appointment of auditors. The accompanying Instrument of Proxy confers discretionary authority upon the persons named therein with respect to amendment or variations to matters identified in the Notice of Meeting, and with respect or other matters which may properly come before the Meeting.** As of the date hereof, the Management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

The Instrument of Proxy shall be executed by the Shareholder or his duly appointed attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer whose title should be indicated. An Instrument of Proxy signed by a person acting as attorney or in some other representative capacity should reflect that person's capacity following his signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with the Corporation).

RECORD DATE

The Directors of the Corporation have set 30 July 2004 as the Record Date for the Meeting. Only Shareholders of record as at that date are entitled to receive notice of and to vote at the Meeting unless after that date a Shareholder of record transfers his shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, requests not later than ten days prior to the Meeting that the transferee's name be included in the list of Shareholders entitled to vote, in which case, such transferee is entitled to vote such shares at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS

On 30 June 2004 there were 3,429,566 Common Shares of the Corporation issued and outstanding. Each share carried the right to one vote. To the knowledge of the Directors and senior officers of the Corporation, the only person or persons or companies beneficially owning, directly or indirectly, common shares carrying more than ten (10%) of the voting rights attached to all common shares of the Corporation at 31 May 2003, is S. Donald Moore, who directly, and indirectly through his associate, Talent Oil and Gas Ltd., controls an aggregate of 1,206,577 (35.2%) of the outstanding common shares of the Corporation, and Phoenix Canada Oil Company Limited, which owns 389,729 (11.4%) of the outstanding common shares of the Corporation, and Phoenix Canada Oil Company Limited, which owns 389,729 (11.4%) of the outstanding common shares of the Corporation.

ELECTION OF DIRECTORS

Management of the Corporation proposes to nominate, and the persons named in the accompanying Instrument of Proxy intend to vote in favour to the election, as Directors, of the persons name below. The Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a Director but, if this should occur for any reason prior to the Meeting, the persons named in the accompanying Instrument of Proxy reserve the right to vote for another nominee at their discretion in the absence of a direction to the contrary. Each Director elected will hold office until the next Annual General Meeting or until his successor is duly elected, unless his office is earlier vacated.

The number of Directors of the Corporation to be elected shall be three. All of the nominees currently serve as Directors of the Corporation and their terms of office expire at the Meeting.

The following table and notes thereto state the names of the persons proposed to be nominated for election as Directors, all other positions and offices with the Corporation now held by them, their principal occupations or employments, the periods during which they have served as Directors of the Corporation and the approximate number of shares of the Corporation beneficially owned, directly or indirectly, by each of them, as at the date hereof. The information contained in the following table is based upon information furnished by the respective nominees.

Name and Municipality Of Residence	Position and Office with the Corporation	Year First Became Director	Principal Occupation	Number of Common Shares of the Corporation Beneficially Owned, Controlled or Directed (Directly or Indirectly
S. Donald Moore Toronto, ON	President	1982	President of the Corporation, of Phoenix Canada Oil Company Limited, and and of InterStar Group Inc.	1,206,557 (1)
John A. Murphy (2) Scarborough, ON	Secretary-Treasurer	1982	Corporate Secretary	202
Michael Burns (2) Markham, ON	None	1999	Businessman and Corporate Director	nil

Notes:

(1) Mr. Moore holds 98,910 common shares directly and his associate, Talent Oil and Gas Ltd., holds 1,107,647 common shares.

(2) Member of Audit Committee.

APPOINTMENT OF AUDITORS

Due to the sharply increasing costs of independent external auditor services provided by the limited number of major international auditing firms, and the relatively nominal scope of the Corporation's current business operations, Management reviewed the alternatives and reached the conclusion that a change in the provision of independent external auditor services was desirable in the financial interest of the Corporation. Accordingly, the resignation of Deloitte & Touche as auditors of the Corporation was requested and received on 05 January 2004, at which time Roman W. Gic, Chartered Accountant, was appointed as auditor of the Corporation to fill the vacancy created by the resignation of Deloitte & Touche.

Mr. Roman W. Gic, Chartered Accountant, formerly practiced with the accounting firms of Ernst & Young and Deloitte & Touche. Mr. Gic has subsequently been practicing as a sole practitioner for the last 22 years. Mr. Gic is responsible for the audit of the Corporation's accounts for the year 2003, his first engagement by the Corporation.

In accordance with National Instrument 51-102 *Continuous Disclosure*, the Corporation sent a Notice of Change of Auditors to Deloitte & Touche and Roman W. Gic, C.A. under date of 03 May 2004. Attached to this Information Circular as Schedule "A" is the correspondence between the Corporation and Deloitte & Touche and Roman W. Gic, C.A., as required by National Instrument 51-102, including the Notice of Change of Auditors and the responses by letter of each of Deloitte & Touche and Roman W. Gic, C.A.

Unless such authority is withheld, the persons named in the accompanying proxy intent to vote for the appointment of Roman W. Gic, Chartered Accountant, as auditor of the Corporation for the fiscal year ending December 31, 2004, and to authorize the Directors to fix his remuneration.

ANNUAL REPORT, FINANCIAL STATEMENTS AND AUDITORS REPORT

The Annual Report, the audited Financial Statements of the Corporation for the year ended December 31, 2003, and the Auditors' Report thereon, will be received for consideration at the Meeting.

Further information on the Corporation's assets and operations, which are filed in a timely manner on an historic and ongoing basis, may be accessed at any time on the SEDAR website (www.sedar.com) regulatory filing system. The corporation will promptly provide to any Shareholder requesting same a copy of any current document so described on the said SEDAR filing system free of charge.

EXECUTIVE COMPENSATION

The executive officers of the Corporation are S. Donald Moore, President and John A. Murphy, Secretary-Treasurer.

Compensation of Officers

The compensation paid by the Corporation to the President and Chief Executive Officer of the Corporation for services rendered in all capacities to the Corporation aggregated $15,000 , $15,000 and $15,000, respectively, for the years 2003, 2002 and 2001. No bonuses, other annual compensation, other awards, payouts, share grants, or share options were paid or are payable in respect of executive compensation for the years 2003, 2002 and 2001.

The aggregate remuneration paid by the Corporation to the Directors and senior officers in respect of the fiscal year ended December 31, 2003 was $30,000. See "Interest of Insiders in Material Transactions and Management Contracts."

The Corporation has no stock option or other share incentive plan and the Corporation has no pension or other retirement plan.

Employment Contracts

The Corporation has no employment contracts with its executive officers.

Compensation of Directors

The Corporation pays to each Director a fee of $250 for each meeting of the Board of Directors or Committee of the Board of Directors attended.

Indebtedness of Directors and Officers

No Directors or officers of the Corporation are indebted to the Corporation nor have any Directors or officers of the Corporation been indebted to the corporation during 2003.

Director's and Officer's Liability Insurance

Directors and Officers liability insurance is in place at an annual premium cost of $9,999 (plus taxes) (coverage shared with associated companies). The insurance limit under the policy is $1,000,000 per occurrence each policy year, subject to a $25,000 deductible payable by the Corporation.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS AND MANAGEMENT CONTRACTS

The Corporation paid $15,000 and $16,264, respectively, in each of 2003 and 2002 to Secorp Limited, a corporation controlled by Mr. John A. Murphy, for the provision of financial management, accounting and corporate secretarial services rendered by it to the Corporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In 1995, the Toronto Stock Exchange (the "TSE") issued a series of guidelines for effective corporate governance. The guidelines are concerned with the constitution of Boards of Directors, their committees' functions, their independence from management and other issues relating to sound corporate governance.

The TSE adopted as a continuing listing requirement for all TSE listed companies, and currently the TSX Venture Exchange, that each company annually disclose its corporate governance policies with reference to the guidelines. There is no requirement for a company to comply with all the TSE guidelines. The guidelines specifically recognize that each company should have the flexibility to develop its own approach to corporate governance and address the issue within the context of its particular circumstances.

In July, 1996, the Corporation formed an *ad hoc* committee of two of the members of the Board of Directors to analyze the TSE Guidelines and make recommendations regarding their implementation in a manner appropriate to the Corporation. The Committee's efforts have resulted in the implementation of the recommendations described below.

Mandate of the Board

The Board of Directors believes that effective corporate governance contributes to improved corporate performance and enhanced Shareholder value.

The responsibility of the Board of Directors is to supervise the management of the business and affairs of the Corporation and to act with a view towards the best interests of the Corporation. In discharging its mandate, the Board of Directors oversees and reviews the development and implementation of the following significant corporate plans and initiatives:

1. Formulating the overall strategic direction of the Corporation;
2. Identifying the principal risks of the Corporation's business and monitoring the implementation by management of systems to manage these risks;
3. Succession planning, including appointing and monitoring senior management;
4. Monitoring the implementation of communications strategies to facilitate communications with investors and other interested parties; and
5. Reviewing the integrity of the Corporation's internal controls and management information systems.

The Board of Directors generally plans to meet about once each quarter, and following the Annual Meeting of Shareholders. The frequency of the meetings of the Board of Directors, as well as the nature of meeting agendas, are dependent upon the Corporation's affairs and are determined by the opportunities or issues which the Corporation faces from time to time.

Board Composition

The Board of Directors is currently composed of four members. The Board of Directors believes that two of its members, Messrs. Murphy and Burns, are unrelated Directors as defined in the guidelines (in other words, independent of Management and free from an interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with their ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings).

The Board of Directors has considered the size of the Board to determine whether it has sufficient members to carry out its mandate in an efficient manner, while simultaneously presenting a diversity of views and experience. The Board is of the view that its composition of at least four Directors serves to promote effectiveness and efficiency in the direction of the Corporation while preserving its diversity.

Principal Shareholder

S. Donald Moore, with his associate, Talent Oil and Gas Ltd., holds approximately 35.2% of the outstanding shares of the Corporation. For purposes of the guidelines, Mr. Moore is not a significant shareholder (in other words, a shareholder with the ability to exercise a majority of the votes for the election of the Board of Directors).

Independence from Management

S. Donald Moore is Chief Executive Officer, as President, of the Corporation. The Board of Directors is of the view that the position of S. Donald Moore does not impair the ability of the Board of Directors to act independently of Management and further, considering the present size of the Corporation and its activities, this arrangement is presently appropriate and functional. Mr. Moore assumes responsibility for most of the day-to-day business affairs of the Corporation but, as a matter of practice, consults with individual members of the Board on all material matters, with special reference to consultations on definitive decisions when significant new corporate business opportunities are offered for consideration by the Corporation.

Board Committees

The Board of Directors has one committee, the Audit Committee. The Board as a whole meets as required to discuss matters relating to compensation and such other issued as it deems necessary. When deemed appropriate in the circumstances, members of Management, including Mr. Moore, are not present at such meeting.

Given the number of members of the Board of Directors, the independent members of the Board assume the functions of a corporate governance committee. In this regard, their duties include:

1. Reviewing the role and conduct of the Board of Directors and its committees and the manner in which the Board of Directors and its committees carry out their duties and responsibilities; and
2. Reviewing the composition and other requirements of the Board of Directors and identifying and recommending suitable candidates for election as Directors; and
3. If required, ensuring a suitable orientation program is available for new Directors and senior Management; and
4. Reviewing the form and adequacy of Directors' and senior officers' compensation.

Audit Committee

The Audit Committee operates under guidelines established by the Canadian Securities Administrators in 1990 and follows recommendations of the Corporation's outside auditors to enhance the effectiveness of those published guidelines. In addition to carrying outs its statutory legal responsibilities (including review of the Corporation's annual financial statements prior to their presentation to the Board), the Audit Committee reviews all financial reporting, including interim financial statements and the Management's Discussion and Analysis reported in the Corporation's Annual Report. The Committee meets with the Corporation's external auditors and with members of Management at least once a year (and more frequently as necessary) to assist it in the effective discharge of its duties. The Audit Committee also recommends to the Board the auditor to be appointed as the Corporation's independent auditor at the Annual Meeting and the terms of their remuneration.

The Committee is also charged with reviewing and monitoring the actions taken by Management with respect to any significant recommendations made by the Corporation's external independent auditor.

Decisions Requiring Board Approval

Management is authorized to act, without Board approval, on all ordinary course matters relating to the Corporation's business.

In addition to those matters which by law must be approved by the Board of Directors, approval by the Board is required for the Corporation's annual business plan and budget, if and when prepared, major acquisitions or dispositions by the Corporation or transactions which are outside of the Corporation's existing business operations.

Shareholder Communications

The Board of Directors has authorized Management to represent the Corporation in its communications with Shareholders and members of the investment community. In addition, Management meets regularly with investors and other interested parties to receive and respond to inquiries and comments. All inquiries and concerns are directed as to context and subject to receive a complete and timely response from the appropriate officer of the Corporation.

The Board of Directors reviews the Corporations' materially significant communications with investors, the public and the financial community.

Expectations of Management

The Board of Directors has charged Management with responsibility for the efficient management and direction of the business and for the identification and proposals of initiatives for the Corporation to evaluate and secure opportunities as they arise. In order for the Board to effectively carry out its mandate, it must have confidence in the abilities of Management which reports to it with respect to identifying material issues and corporate opportunities.

ADDITIONAL INFORMATION

The documents referred to or incorporated by reference in this Management's Information Circular, including the current and prior year's Annual Reports and audited Financial Statements, and the prior year's Information Circular, are available on the SEDAR regulatory filing system website (www.sedar.com) or current corporate documents will be provided free of charge to any Shareholder of the Corporation upon request to the Corporation at Suite 1240, 70 York Street, Toronto, Canada M5J 1S9.

OTHER MATTERS

Management of the Corporation knows of no amendments, variations to other matters to come before the Meeting other than the matters referred to in this Notice.

BOARD APPROVAL

The contents of this Circular and the sending thereof to the Shareholders of the Corporation have been approved by the Board of Directors.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated: 30 June 2004

Signed by:

"S. Donald Moore"
President and C.E.O.

SCHEDULE "A"
(appended)

CHANGE OF AUDITORS REPORTING DOCUMENTS

STARREX MINING CORPORATION LTD.

SUITE 1240 • 70 YORK STREET • TORONTO • ONTARIO • CANADA • M5J 1S9
Telephone (416) 368-4440 • Telecopier (416) 865-1382
e-mail:starrex@atlantor.com

NOTICE OF CHANGE OF AUDITOR

TO: Deloitte & Touche LLP, Chartered Accountants
181 Bay Street, Suite 1400
Toronto, Ontario M5J 2V1
Attn: Robert Francis

AND TO: R.W. Gic, Chartered Accountant
2 Jane Street West, Suite 503
Toronto, Ontario M6S 4W3

TAKE NOTICE THAT, at the request of the Corporation, Deloitte & Touche LLP, Chartered Accountants, has resigned as the auditor of the Corporation effective as of January 5, 2004, and R.W. Gic, Chartered Accountant has been appointed to fill the vacancy created by such resignation.

TAKE FURTHER NOTICE THAT:

(a) there have been no reservations contained in the auditors' reports on the annual financial statements of the Corporation for the fiscal years ended December 31, 2002 and December 31, 2001, being the two (2) most recent fiscal years immediately preceding the date of this notice for which annual financial statements have been prepared nor for any other period subsequent to the most recently completed period for which an audit report was issued; and

(b) at a meeting held on March 16, 2004, the board of directors of the Corporation agreed that the current and foreseeable modest size and minimal complexity of the Corporation's operations did not justify the use and expense of a large international accounting firm to perform its audit function and that considerable cost savings could be achieved by using a smaller local firm. Accordingly, the President, acting for the directors, requested the resignation of Deloitte & Touche LLP as auditors of the Corporation and, following the receipt of such resignation, completed the appointment of R.W. Gic to fill the vacancy so created; and

(c) in the opinion of the Corporation, no reportable events within the meaning of National Policy No. 31 of the Canadian Securities Administrators have occurred prior to the date hereof.

DATED this 3rd of May 2004

ON BEHALF OF THE BOARD OF DIRECTORS

S. Donald Moore, President

R.W.Gic B.Math. (Hon), C.A.
CHARTERED ACCOUNTANT

May 7, 2004

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
TSX Venture Exchange

To Whom It May Concern:

I have read the Notice of Change of Auditor of Starrex Mining Corporation Ltd. dated May 3, 2004 and, based on my knowledge of such information at this time, agree with each of the statements contained therein.

Yours truly

R.W.Gic, CA

2 Jane Street, Suite 503, Toronto, Ontario M6S 4W3 Tel: (416) 762-8113 Fax: (416) 762-8494

Deloitte.

Deloitte & Touche LLP
BCE Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada

Tel: (416) 601-6150
Fax: (416) 601-6151
www.deloitte.ca

May 7, 2004

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
TSX Venture Exchange

To Whom It May Concern:

We have read the Notice of Change of Auditor of Starrex Mining Corporation Ltd. dated May 3, 2004 and, based on our knowledge of such information at this time, agree with each of the statements contained therein.

Yours truly,

Deloitte & Touche LLP

82-5755

STARREX MINING CORPORATION LTD.

PROXY

Solicited by Management for the Annual General Meeting
of Shareholders to be held on Monday, 30 August 2004

The undersigned Shareholder of Starrex Mining Corporation Ltd. (the "Corporation") hereby appoints S. Donald Moore, the President and a Director, or, failing him, John A. Murphy, Secretary-General and a Director, or instead of either of them,

______________________________ as Proxy, with power of substitution, to attend, act and vote all shares in the capital of the Corporation registered in the name of the undersigned for and on behalf of the undersigned at the Annual Meeting (the "Meeting") to be held on 30 August 2004 at 4:00 p.m. (Toronto time) in the Executive Boardroom, TSX Convention Centre, 130 King Street West, Toronto, Canada, and at any adjournment or adjournments thereof.

The said Proxy is instructed to vote as specified below:

1. ________ **FOR or** __________ **TO BE WITHHELD FROM VOTING FOR** (or if no choice is specified, **FOR**) the election of Directors for the ensuing year of those nominees proposed by management as specified in the Information Circular of the Corporation dated 30 June 2004; and

2. ________ **FOR or** __________ **TO BE WITHHELD FROM VOTING FOR** (or if no choice is specified, **FOR**) the appointment of Roman W. Gic, Chartered Accountant, as auditor of the Corporation for the ensuing year and authorization of the Directors to fix his remuneration; and

3. on any matters that may properly come before the meeting as the said Proxy may see fit.

The shares represented by this Proxy will be voted and, in particular, will be voted in accordance with any instructions indicated on any ballot that may be called for. Unless a contrary instruction is indicated, this Proxy will be voted at the Meeting in favour of the matters referred to above.

If any amendment or variation to the matters identified in the Notice of Meeting which accompanies this Proxy is proposed at the Meeting or at any adjournment thereof, or if any others matters properly come before such meeting or any adjournment thereof, **this Proxy confers discretionary authority to vote** on any such amendment or variation or such other matters according to the best judgment of the person voting this Proxy.

The undersigned hereby revokes any instrument of Proxy previously given to vote at the Meeting or adjournments thereof.

DATED this _______ day of ___________ , 2004

______________________ ______________________

Name of Shareholder (Please Print) Signature of Shareholder

____

Address of Shareholder (Please Print)

______________________ ______________________

NUMBER OF SHARES

NOTES:

1. This form of Proxy must be dated and signed by the appointer or his attorney in writing or, if the appointer is a body corporate, this form of Proxy must be executed under its corporate seal or by an office or attorney thereof duly authorized. If this form of Proxy is not dated, it is deemed to bear the date on which it was mailed to the Corporation.

2. **A Shareholder has the right to appoint a person, who need not be a Shareholder of the Corporation, as his nominee to attend and act for him and on his behalf at the Meeting. To exercise such right, the Shareholder should insert the name of his nominee in the blank space provided for that purpose on the page hereof or complete another form of Proxy.**

SHAREHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING ARE REQUESTED TO COMPLETE THIS FORM OF PROXY AND RETURN IT TO THE CORPORATION.

82-3755

STARREX MINING CORPORATION LTD.

SUPPLEMENTAL MAILING LIST RETURN CARD
(National Instrument 54-101)

....

To: Registered and Non-registered Shareholders of **STARREX MINING CORPORATION LTD.**

Ref: Shareholder's Request to Receive 2004 Interim Financial Statements

National Instrument 54-101 and National Instrument 54-102 replace National Policy 41 and establish the framework for communication between issuers and their registered and non-registered Shareholders.

The Instruments exempt companies from having to deliver interim financial statements to their registered and non-registered Shareholders unless requested by such Shareholders to do so.

If you are a registered or non-registered Shareholder, and wish to be placed on a supplemental mailing list for the receipt of interim financial statements, please complete and return the Supplemental Return Card below.

The supplemental mailing list must be updated each year. A Supplemental Return Card will be required annually in order to receive quarterly financial statements. Other Shareholder mailings will continue to be mailed to registered shareholders in the normal course.

- -

To: **Starrex Mining Corporation Ltd.**
Suite 1240; 70 York Street
Toronto, Ontario, Canada M5J 1S9

Ref: **Supplemental Return Card for 2004 Supplemental Mailing List Registration**

Name..
(Please Print)

Street Address/Box No..

....

City.. **Province/State**.............................

Postal/Zip Code..................................

Signed... **Date**......................2004